BresaGen

14 July, 2005

SEC
The Office of International
Corporate Finance
450 5th Street North West
Stop 3-2
Washington DC 20549
USA


05009982

Attention: Paul Dudak

Dear Paul

Company Announcement

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135 to file home country announcements, please find the following announcements which were recently made through the Australian Stock Exchange –

1. Appendix 3Y – Change of Director's Interest Notice dated 27 May, 2005
2. Appendix 3B – New issue announcement for Convertible Notes Issue dated 21 June, 2005
3. Appendix 3Y – Change of Director's Interest Notice dated 30 June, 2005
4. Appendix 3B – New Issue announcement for Convertible Notes Issue dated 7, July, 2005
5. Appendix 3B – New issue announcement for Convertible Notes Issue dated 11 July, 2005
6. Appendix 4C – Quarterly report for entities admitted on the basis of commitments dated 15 July, 2005

Yours sincerely





Trudy Fenton
Corporate Administrator

Postal Address
PO Box 259
Rundle Mall SA 5000 Australia

8 Dalgleish Street
Thebarton SA 5031
www.bresagen.com.au

Telephone +61 8 8234 2660
Facsimile +61 8 8234 6268
Email adelaide@bresagen.com.au

BresaGen Limited
ACN 007 988 767
ABN 60 007 988 767

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BresaGen Limited
ABN	60 007 988 767

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Stephen Jones
Date of last notice	31 December 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Options are held in name of family superfund
Date of change	27 May 2005
No. of securities held prior to change	-
Class	Ordinary Shares
Number acquired	51,732
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,849
No. of securities held after change	51,732 ordinary shares – direct interest 1,500,000 Unlisted options – indirect interest

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.


BresaGen

ASX Release 21 June 2005

Subject: Issue of Convertible Notes

On the 24th May 2005 the shareholders of the Company approved the issue of convertible notes to raise working capital

The terms and conditions of these notes were to be

Face Value:	$100,000
Interest rate:	8%
Maturity Date:	13 October 2009
Conversion rate:	the higher of 5 cents or the rolling 3 month VWAP prior to conversion on ASX discounted by 20% conversion factor.
Convertible at:	any time at the option of the holder

The first of these notes has now been issued to Dr M Monsour. Dr M Monsour has also agreed to take up 2 additional notes. One on 1 July 2005 and one on 1 August 2005.

The Company also wishes to advise that the options to be issued to senior executives, as approved by shareholders at the shareholders meeting held on 24th May have been issued

Following is an Appendix 3B

Bryan Dulhunty
Company Secretary

Postal Address
PO Box 259
Rundle Mall SA 5000 Australia

8 Dalgleish Street
Thebarton SA 5031
www.bresagen.com.au

Telephone +61 8 8234 2660
Facsimile +61 8 8234 6268
Email adelaide@bresagen.com.au

BresaGen Limited
ACN 007 988 767
ABN 60 007 988 767

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BresaGen Limited

ABN

60 007 988 767

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Convertible Note and Unlisted options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Convertible Note – maximum number of securities that can be issued 2,000,000 Unlisted Options – 5,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Convertible Note: Exercise price; the higher of 5 cents or the rolling 3 month VWAP prior to conversion on ASX discounted by 20% conversion factor. Maturity date 13 October 2009. The issue of these Convertible Notes were approved by shareholders at a meeting held on 24 May 2005 500,000 options to each of the 2 senior executives and the issue of 1,000,000 options to 2 other senior executives with an exercise price of 12 cents and a five year life. The issue of these options were approved by shareholders at a meeting held on 24 May 2005

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	n/a
5	Issue price or consideration	Convertible Note $100,000 Unlisted options - Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Convertible Notes issued to provide working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	n/a

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	115,221,557	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Refer Addendum Attached	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There are currently no plans to pay a dividend.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give *this warranty*

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed...................... Date: 21 June 2005...........
(Company Secretary)

Print name: Bryan Dulhunty
(Company Secretary)

== == == == ==

Addendum 1 – BresaGen Limited Appendix 3B 21 June 2005

Options on issued as at 21 June 2005

Employee Share Option Plan

Number	Exercise Price	Expiry date	Options Vested	Options Non Vested
313,334	$1.00	18 Oct 2009	313,334	-
7,500	$1.50	19 May, 2010	7,500	-
142,500	$1.50	10 Oct, 2010	142,500	-
25,000	$1.50	18 May 2011	25,000	-
20,316	$1.01	30 June 2012	20,316	-
508,650			508,650	

CytoGenesis & Management Options

Number	Exercise Price	Expiry date	Options Vested	Options Non Vested
926,250	$1.50	8 November 2005	-	926,250. (i)
926,250	$1.50	8 November 2005	-	926,250. (ii)
997,500	$3.00	8 November 2005	-	997,500 (iii)
2,850,000				2,850,000

(i) Options vest when share price exceeds $2.00 for 5 consecutive days
(ii) Options vest when share price exceeds $2.50 for 5 consecutive days
(iii) Options vest when share price exceeds $3.00 for 5 consecutive days

Other Options

Number	Exercise Price	Expiry date	Options Vested	Options Non Vested
100,000	$0.30	8 May 2008	66,667	33,334 (i)
50,000	$0.31	26 August 2008	50,000	-
25,000	$1.48	29 Nov 2009	25,000	-
25,000	$0.2725	30 May 2013	25,000	-
200,000			166,667	33,334

(1) Vesting date 8 May 2206

Options issued to Directors and senior executives

Number	Exercise Price	Expiry date	Options Vested	Options Non Vested
4,500,000	$0.12	16 Dec 2009	4,500,000	-
5,000,000	$0.12	30 May 2010	5,000,000	-

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BresaGen Limited
ABN	60 007 988 767

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Stephen Jones
Date of last notice	31 May 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Options are held in name of family superfund
Date of change	30 June 2005
No. of securities held prior to change	51,732 ordinary shares – direct interest 1,500,000 Unlisted options – indirect interest
Class	Ordinary Shares
Number acquired	Indirect Interest 51,732
Number disposed	Direct Interest 51,732
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,638
No. of securities held after change	51,732 ordinary shares – indirect interest 1,500,000 Unlisted options – indirect interest
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market transfer

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BresaGen Limited

ABN

60 007 988 767

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Convertible Note
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Convertible Note – maximum number of securities that can be issued 2,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Convertible Note: Exercise price; the higher of 5 cents or the rolling 3 month VWAP prior to conversion on ASX discounted by 20% conversion factor. Maturity date 13 October 2009. The issue of these Convertible Notes were approved by shareholders at a meeting held on 24 May 2005

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	n/a
5	Issue price or consideration	Convertible Note $100,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Convertible Notes issued to provide working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	n/a

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	115,221,557	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Refer Addendum Attached 2 $100,000	Options Convertible Note – maximum number of shares to be issued per note is 2,000,000

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There are currently no plans to pay a dividend.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed...................... Date: 7 July 2005...........
(Company Secretary)

Print name: Bryan Dulhunty
(Company Secretary)

== == == == ==

Addendum 1 – BresaGen Limited Appendix 3B 6 July 2005

Options on issued as at 6 July 2005

Employee Share Option Plan

Number	Exercise Price	Expiry date	Options Vested	Options Non Vested
313,334	$1.00	18 Oct 2009	313,334	-
7,500	$1.50	19 May, 2010	7,500	-
142,500	$1.50	10 Oct, 2010	142,500	-
25,000	$1.50	18 May 2011	25,000	-
20,316	$1.01	30 June 2012	20,316	-
508,650			508,650	

CytoGenesis & Management Options

Number	Exercise Price	Expiry date	Options Vested	Options Non Vested
926,250	$1.50	8 November 2005	-	926,250. (i)
926,250	$1.50	8 November 2005	-	926,250. (ii)
997,500	$3.00	8 November 2005	-	997,500 (iii)
2,850,000				2,850,000

(i) Options vest when share price exceeds $2.00 for 5 consecutive days
(ii) Options vest when share price exceeds $2.50 for 5 consecutive days
(iii) Options vest when share price exceeds $3.00 for 5 consecutive days

Other Options

Number	Exercise Price	Expiry date	Options Vested	Options Non Vested
100,000	$0.30	8 May 2008	66,667	33,334 (i)
50,000	$0.31	26 August 2008	50,000	-
25,000	$1.48	29 Nov 2009	25,000	-
25,000	$0.2725	30 May 2013	25,000	-
200,000			166,667	33,334

(i) Vesting date 8 May 2006

Options issued to Directors and senior executives

Number	Exercise Price	Expiry date	Options Vested	Options Non Vested
4,500,000	$0.12	16 Dec 2009	4,500,000	-
5,000,000	$0.12	30 May 2010	5,000,000	-

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BresaGen Limited

ABN

60 007 988 767

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Employee share options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,718,000 ESOP
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	10 cent exercise price, 5 year life vesting 1/3 for each of the first 3 years

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	n/a
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Staff incentive
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	n/a

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	115,221,557	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Refer attachment 1 2 $100,000	Options Convertible Note – maximum number of shares to be issued per note is 2,000,000

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There are currently no plans to pay a dividend.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed...................... Date: 11 July 2005...........
(Company Secretary)

Print name: Bryan Dulhunty
(Company Secretary)

== == == == ==

Addendum 1 – BresaGen Limited Appendix 3B 11 July 2005

Options on issued as at 11 July 2005

Employee Share Option Plan

Number	Exercise Price	Expiry date	Options Vested	Options Non Vested
313,334	$1.00	18 Oct 2009	313,334	-
7,500	$1.50	19 May, 2010	7,500	-
142,500	$1.50	10 Oct, 2010	142,500	-
25,000	$1.50	18 May 2011	25,000	-
20,316	$1.01	30 June 2012	20,316	-
3,718,000	$0.10	2010-2011	1,116,667	2,601,333
4,226,650			1,625,317	2,601,333

CytoGenesis & Management Options

Number	Exercise Price	Expiry date	Options Vested	Options Non Vested
926,250	$1.50	8 November 2005	-	926,250. (i)
926,250	$1.50	8 November 2005	-	926,250. (ii)
997,500	$3.00	8 November 2005	-	997,500 (iii)
2,850,000				2,850,000

(i) Options vest when share price exceeds $2.00 for 5 consecutive days
(ii) Options vest when share price exceeds $2.50 for 5 consecutive days
(iii) Options vest when share price exceeds $3.00 for 5 consecutive days

Other Options

Number	Exercise Price	Expiry date	Options Vested	Options Non Vested
100,000	$0.30	8 May 2008	66,667	33,334 (i)
50,000	$0.31	26 August 2008	50,000	-
25,000	$1.48	29 Nov 2009	25,000	-
25,000	$0.2725	30 May 2013	25,000	-
200,000			166,667	33,334

(i) Vesting date 8 May 2006

Options issued to Directors and senior executives

Number	Exercise Price	Expiry date	Options Vested	Options Non Vested
4,500,000	$0.12	16 Dec 2009	4,500,000	-
5,000,000	$0.12	30 May 2010	5,000,000	-

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Name of entity

BRESAGEN LIMITED

ABN	Quarter ended ("current quarter")
60 007 988 767	JUNE 2005

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		639	2,003
1.2	Payments for	(a) staff costs	(456)	(2,176)
		(b) advertising and marketing	(17)	(50)
		(c) research and development		(86)
		(d) leased assets		
		(e) other working capital [(i)]	(942)	(5,108)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		5	35
1.5	Interest and other costs of finance paid		(124)	(635)
1.6	Income taxes paid		-	-
1.7	Other receipts [(ii)]		966	2,033
	Net operating cash flows		71	(3,984)

Notes -

(i) Other working capital expenses in the year to date number included the following non-recurring costs associated with the administration –

		$
a.	Legal fees	360k
b.	Administrator's fees and expenses	629k
c.	Pre-appointment creditor payments	1,067k
		$2,056k

(ii) Included in Other receipts for the current quarter is a GST refund of 764k relating to payment due to Land Management Corporation ('LMC') at date of practical completion of the production facility. This refund was remitted to LMC on 1 July 2005.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	71	(3,984)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	(123)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	18
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	14
1.13	Other (provide details if material)	-	-
	Net investing cash flows	-	(91)
1.14	**Total operating and investing cash flows**	71	(4,075)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	3,100
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	500	892
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	500	3,992
	Net increase (decrease) in cash held	571	(83)
1.21	Cash at beginning of quarter/year to date	738	1,392
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	1,309	1,309

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	76
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
	- Secured long term loan (Land Management Corporation) (i)	7,764	7,764
	- Secured working capital facility (ii)	3,400	300
3.2	Credit standby arrangements	-	-

Notes -
(i) On 18 March 2002, a secured long term loan facility was provided by the Land Management Corporation for the construction of a new building and production facility.
(ii) A secured convertible note facility was approved by shareholders at a meeting of shareholders held on 11 October 2004. The facility allows BresaGen to issue up to a maximum of 34 Notes each with a value of $100,000 (total facility value $3.4M).

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	1,124	183
4.2 Deposits at call	185	555
4.3 Bank overdraft		
4.4 Other (provide details)		
Total: cash at end of quarter (item 1.22)	1,309	738

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: Original Signed.. Date: 15 July 2005
(Company secretary)

Print name: Bryan Dulhunty

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.